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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

infoUSA Inc.
(Name of Issuer)
Common Stock, $0.0025 par value
(Title of Class of Securities)
456818 30 1
(CUSIP Number)
April 12, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	456818 30 1

1	NAMES OF REPORTING PERSONS: Vinod Gupta

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Not applicable.

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		22,905,778(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		78,788(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,905,778(1)

WITH:	8	SHARED DISPOSITIVE POWER:

78,788(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,984,566(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

41.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Of such 22,984,566 shares of Common Stock, (i) the reporting person is the direct beneficial owner of 18,769,071 shares of Common Stock and 924,994 shares of Common Stock issuable upon the exercise of options vested as of the date of this Amendment or vesting within 60 days hereafter; (ii) the reporting person is the indirect beneficial owner of (A) 799,656 shares of Common Stock held by the Vinod Gupta Irrevocable Annuity Trust, (B) 200,000 shares of Common Stock held by the Vinod Gupta Family Foundation, (C) 107,500 shares of Common Stock held by the Vinod Gupta Charitable Trust and (D) 2,104,557 shares of Common Stock held by irrevocable trusts for three adult children. Reporting person’s indirect beneficial ownership of the shares held by the Vinod Gupta Charitable Trust, the Vinod Gupta Family Foundation and the irrevocable trusts for three adult children, as to which beneficial ownership is disclaimed, was inadvertently omitted from previous Schedule 13G filings.

(2)	Of such 78,788 shares of Common Stock, the reporting person is the indirect beneficial owner of (i) 33,788 shares held by the Jess A. Gupta Revocable Trust and (ii) 45,000 shares held by the reporting person’s spouse. Reporting person’s indirect beneficial ownership of the shares held by the trust and his spouse, as to which beneficial ownership is disclaimed, was inadvertently omitted from previous Schedule 13G filings.

(3)	Based on 55,140,753 shares of Common Stock outstanding as of April 4, 2006.

Item 1.

(a)	Name of Issuer: infoUSA Inc.
(b)	Address of Issuer’s Principal Executive Offices: 5711 South 86th Circle, Omaha, Nebraska 68127

Item 2.

(a)	Name of Person Filing: Vinod Gupta
(b)	Address of Principal Business Office or, if None, Residence: 5711 South 86th Circle, Omaha, Nebraska 68127
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock, $0.0025 par value
(e)	CUSIP No.: 456818 30 1

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page.

(b)	Percent of class: See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2006

Date

/s/Vinod Gupta

Signature

Vinod Gupta

Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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